Rule 424(b)(3)
                                      SEC File No. 333-57755
                Supplement to Prospectus dated July 17, 1998

                                             August 27, 1999

Dear Investor,

     We are pleased to announce an enhancement to Duke-Week's Direct Stock Purchase and Dividend Reinvestment Plan. Through our web site and the StockClick Service provided by StockPower, Inc., you may now invest in our plan online without the need to send any forms or money via regular mail. For information on how online enrollment works or to make an optional cash purchase in our plan, please visit our web site at www.dukereit.com.

  Participation in the StockPower StockClick service is voluntary. If you prefer, you may participate in our plan using the traditional, paper-based method for your initial enrollment or subsequent optional cash purchases. Either way, you will pay no fees or commissions to purchase stock through our plan. By offering the StockPower StockClick service option, we hope you agree that purchasing shares in Duke-Weeks has never been more convenient.

  Also, effective immediately, the following additional changes have been made to the plan that is described in the attached prospectus:

1.   As a result of our recent merger with Weeks
  Corporation, our new name is "Duke-Weeks Realty
  Corporation."

2. Our telephone numbers have changed. Our general telephone number referred to in the section entitled "The Company" in the prospectus is (317) 808-6000. The fax number for Requests for Waiver referred to in the response to Question 13 in the prospectus is (317) 808-6788. The number to call for Threshold Price information referred to in the response to Question 13 in the prospectus is (317) 808-6170.

3. The Waiver Discount and Threshold Price described in response to Question 13 in the prospectus for optional cash investments of $10,000 or more will not necessarily apply uniformly to all optional cash investments made pursuant to a Request for Waiver during a particular month. Accordingly, Duke-Weeks may agree to different Waiver Discounts or Threshold Prices among persons to whom it has granted a Request for Waiver.

  All other terms of the plan remain unchanged.


  Thank you for your continued support.